Via Facsimile and U.S. Mail
Mail Stop 4720

February 2, 2010

Richard P. McKenney
Chief Financial Officer
Sun Life Financial Inc.
150 King Street West, 6th floor
Toronto, Ontario
Canada M5H 1J9

Re: **Sun Life Financial Inc.**
           Form 40-F for the Fiscal Year Ended December 31, 2008
           File No. 1-15014

Dear Mr. McKenney:

        We have completed our review of your Form 40-F and have no further comments at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief